Exhibit 99.1

July 15, 2013

Press release

Turquoise Hill Resources announces second quarter 2013 production

VANCOUVER, CANADA – Turquoise Hill Resources today announced the second quarter 2013 production for Oyu Tolgoi.

Kay Priestly, Turquoise Hill Chief Executive Officer, said, “Oyu Tolgoi recently commenced concentrate shipments, which was a significant milestone. Over the past three weeks, the concentrator has averaged more than 70,000 tonnes of ore processed per day and is continuing to improve.”

Oyu Tolgoi will progressively ramp up during the second half of 2013 and expects to produce between 75,000 and 85,000 tonnes of copper in concentrates for the year.

Turquoise Hill will continue to report production data on a quarterly basis. Production reports will be issued in the middle of the month following quarter end.

Turquoise Hill Production Data

All data represents full production and sales on a 100% basis

2Q 2013
Oyu Tolgoi
Ore Treated (‘000 tonnes)	4,430
Average mill head grades:
Copper (%)	0.42
Gold (g/t)	0.27
Silver (g/t)	1.31
Copper concentrates produced (‘000 tonnes)	50.2
Average concentrate grade (% Cu)	26.1
Production of metals in concentrates:
Copper in concentrates (‘000 tonnes)	13.1
Gold in concentrates (‘000 ounces)	21
Silver in concentrates (‘000 ounces)	85
Sales of metals in concentrates:
Copper in concentrates (‘000 tonnes)	—
Gold in concentrates (‘000 ounces)	—
Silver in concentrates (‘000 ounces)	—

About Turquoise Hill Resources

Turquoise Hill Resources (NYSE, NASDAQ & TSX: TRQ), formerly Ivanhoe Mines, is an international mining company focused on copper, gold and coal mines in the Asia Pacific region. The company’s primary operation is its 66% interest in the Oyu Tolgoi copper-gold-silver mine in southern Mongolia. Other assets include a 58% interest in Mongolian coal miner SouthGobi Resources (TSX: SGQ; HK: 1878); a 57% interest in copper-gold miner Ivanhoe Australia (ASX, TSX: IVA); and a 50% interest in Altynalmas Gold, a private company developing the Kyzyl Gold Project in Kazakhstan, which is in the process of being sold.

Contacts

Investors	Media
Jason Combes Office: +1 604 648 3920 Email: jason.combes@turquoisehill.com	Tony Shaffer Office: +1 604 648 3934 Email: tony.shaffer@turquoisehill.com

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Forward-looking statements

Certain statements made herein, including statements relating to matters that are not historical facts and statements of Turquoise Hill’s beliefs, intentions and expectations about developments, results and events which will or may occur in the future, constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking information and statements relate to future events or future performance, reflect current expectations or beliefs regarding future events and are typically identified by words such as “anticipate,” “could,” “should,” “expect,” “seek,” “may,” “intend,” “likely,” “plan,” “estimate,” “will,” “believe” and similar expressions suggesting future outcomes or statements regarding an outlook.

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Forward-looking statements and information are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performances or achievements of the Company to be materially different from future results, performances or achievements expressed or implied by such statements or information. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which the Company will operate in the future, including the price of copper and gold, anticipated costs and ability to achieve goals, including the timing of the disposition of certain of its non-core assets, such as the Company’s 50% interest in Altynalmas Gold Ltd. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements and information include, among others, copper and gold price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks, litigation risks, regulatory restrictions (including environmental regulatory restrictions and liability), activities by governmental authorities, currency fluctuations, the speculative nature of gold exploration, the global economic climate, dilution, share price volatility, competition, loss of key employees, additional funding requirements and defective title to mineral claims or property. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements and information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.

All such forward-looking information and statements are based on certain assumptions and analyses made by Turquoise Hill’s management in light of their experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. These statements, however, are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information or statements. Such factors include, among other things, the political risks associated with Turquoise Hill’s principal operations in Mongolia; the impact of changes in, changes in interpretation to or changes in enforcement of, laws, regulations and government practices in the jurisdictions in which Turquoise Hill operates; and changes in the attitudes of the Mongolian government.

Important factors that could cause actual results to differ from these forward-looking statements include those described under the heading “Risks Factors” included in the issuer’s Annual Information Form, both filed on SEDAR and EDGAR. These risk factors may be generally stated as the risk that the assumptions and estimates expressed above do not occur, including the assumption in many forward-looking information or statements that other such information or statements will be correct. The reader is cautioned not to place undue reliance on forward-looking information or statements. All forward-looking information and statements herein are made as of the date hereof. Turquoise Hill does not intend or undertake to update or revise forward-looking statements or information, whether written or oral or whether as a result of new information, future events or otherwise, that may be made by Turquoise Hill or on its behalf, except as required by law.

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